UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2023

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On June 6, 2023, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands Announces Receipt of Nasdaq Minimum Bid Price Notification,” a copy of which is furnished as Exhibit 99.1 to this Form of Private Foreign Issuer on Form 6-K.

This Form of Private Foreign Issuer on Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated June 6, 2023, titled “Jeffs’ Brands Announces Receipt of Nasdaq Minimum Bid Price Notification.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: June 6, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

2